FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 29, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT

of Matáv Rt.

Hungary’s leading telecommunications company

The Board of Directors

of Matáv Hungarian Telecommunications Company Ltd.

(headquarters: 1013 Budapest, Krisztina krt.55.)

hereby notifies Shareholders that the Company will hold

the Annual General Meeting

at 11.00 a.m. on April 27, 2005

Place of the General Meeting:

The headquarters of the Company,

Tölösi Conference Center

Budapest I., Krisztina krt. 55.

Agenda of the General Meeting:

1.

Report of the Board of Directors on the management of the Company, the business policy of Matáv Group and report on the business operations and the financial situation of Matáv Group in 2004 according to the requirements of the Accounting Act

2.	Report of the Board of Directors on the business operations of the Company in 2004, presentation of the report of the Supervisory Board and the Auditor
3.	Proposal of the Board of Directors for the use of the profit after tax earned in 2004
4.	Modification of the Articles of Associations of the Company
5.	Election of Member of the Board of Directors
6.	Election of Members of the Supervisory Board
7.	Determination of the remuneration of the members of the Supervisory Board
8	Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)         Shareholders participating in person identify themselves with their identity card whereas their ownership is certified through the ownership certificate issued by their custodian. Shareholders registered in the Stock Registry but not being able to present their ownership certificate may attend the General Meeting but may not exercise their voting and proposal rights.

b.)         The proxy shall be set forth in a public instrument or a private document of full probative force. The proxy shall be presented to the representative of the Board of Directors prior to the commencement of the General Meeting. Regarding ownership certificates the provisions of Section a) shall prevail.

c.)          Custodians, registered in the Stock Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Stock Register at least six (6) working days prior to the date of the General Meeting (i.e. latest by April 19, 2005). The registry of shareholders in the Stock Registry shall be arranged by their respective custodians - on the basis of the relevant assignment of the shareholder. Shareholders are informed by their custodians about the deadline of being registered in the Stock Register. The Company shall not be held liable for the due performance or failure to perform of such assignments given to custodians and for the relevant consequences.

We wish to remind our shareholders that the registration will take place from 9.00 a.m. to 10.30. a.m. In the case of registration after the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to April 28, 2005 at 11 a.m. with the same agenda to the above specified place. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

The Board of Directors of
Matáv Hungarian Telecommunications Company Ltd.

Announcement on the place of availability of the documents
of the General Meeting

We wish to inform our shareholders that the documents of the Annual General Meeting to be held as of April 27, 2005 are available from March 25, 2005 at the customer service office of KELER Rt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. – 3 p.m., on the web site of Matáv Rt. (www.matav.hu) and the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (April 27, 2005 9.00 a.m.).

Let us hereby inform our shareholders, that written proposals regarding item No. 5 and 6 of the Agenda (Election of the Members of the Board of Directors and the Supervisory Board) will be published on the home pages of the Company and the Budapest Stock Exchange.

Key financial figures of the Company, and

Proposals of the Board of Directors and the Supervisory Board for

the April 27, 2005 Annual General Meeting of Matáv Ltd.

in accordance with Hungarian Accounting Regulations

The financial results of the Company in the 2004 fiscal year are as follows:

	Matáv Rt.	Matáv Group
	In million HUF
Total Assets	910,300	1,028,120
Long-term Assets	816,037	884,341
Current Assets	83,100	118,343,
Common Stock	104,281	104,281
Capital Reserves, Retained Earnings and Restricted Reserves	267,443	161,999
Long-term Liabilities	225,068	225,068
Short-term Liabilities	273,338	222,922
Sales Revenues	266,246	589,720
Balance sheet result (after the proposed dividends)	0	-6,513

The Board of Directors proposes that the General Meeting should approve the 2004 Annual Report of Matáv Rt. prepared in line with the Hungarian Accounting Rules (HAR), inclusive of HUF 910,300 million Total Assets, and HUF 39,028 million After-tax Result.

The Board of Directors proposes that the General Meeting should approve that the Company shall disburse HUF 70 per each share of HUF 100 face value as annual dividend for 2004.

The Company uses HUF 33 625 402 954 from retained earnings to pay the total dividend of HUF 72 653 819 000 because profit after tax before dividend is HUF 39 028 416 046.

The Board of Directors proposes that the Annual General Meeting should approve the 2004 Annual Report of Matáv Group prepared in line with the Hungarian Accounting Rules (HAR), inclusive of HUF 1,028,120 million Total Assets, and HUF—6,513 million Balance Sheet Result.

Based on its findings in the course of the continuous monitoring of the business operations of the Company and Matáv Group the Supervisory Board recommends that the General Meeting should:

•                  accept the Annual Report of the Company and the Group on the 2004 business year;

•                  accept the financial reports of the Company and the Group with the balance sheet earnings proposed by the Board of Directors;

•                  accept the proposal of the Board of Directors on the division of the earnings,

•                  accept the Auditor’s report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: March 29, 2005